Exhibit 12.2

Spieker Properties, L.P. and Subsidiaries

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Distributions
(in thousands, except ratios)

	Quarter Ending		Year Ended

	March 31st	March 31st	December 31,	December 31,	December 31,	December 31,	December 31,
	2001	2000	2000	1999	1998	1997	1996

Earnings:
Income from operations before disposition of property and minority interest	$79,671	$53,257	$239,863	$195,516	$163,924	$110,134	$65,764
Interest expense (1)	34,141	31,263	133,040	120,726	116,335	62,266	37,235
Amortization of capitalized interest	433	351	1,642	1,303	694	385	266

Total earnings	$114,245	$84,871	$374,545	$317,545	$280,953	$172,785	$103,265

Fixed charges:
Interest expense (1)	$34,141	$31,263	$133,040	$120,726	$116,335	$62,266	$37,235
Capitalized interest	4,823	5,389	18,094	21,034	16,482	6,338	3,116
Series A Preferred Distributions	854	854	3,415	2,975	2,780	2,415	2,098
Series B Preferred Distributions	2,510	2,510	10,041	10,041	10,041	10,041	10,041
Series C Preferred Distributions	2,953	2,953	11,813	11,813	11,813	2,658	—
Series E Preferred Distributions	2,000	2,000	8,000	8,000	4,600	—	—
Series D Preferred Operating Partnership Units	1,441	1,441	5,766	7,904	8,542	402	—

Total fixed charges and preferred distributions	48,722	46,410	190,169	182,493	170,593	84,120	52,490

Ratio of earnings to fixed charges (excluding preferred distributions)	2.93	2.32	2.48	2.24	2.12	2.52	2.56

Ratio of earnings to combined fixed charges and preferred distributions	2.34	1.83	1.97	1.74	1.65	2.05	1.97

Fixed charges in excess of earnings	$—	$—	$—	$—	$—	$—	$—

Notes:

(1)	Includes amortization of debt discount and deferred financing fees.